Mail Stop 4561

October 22, 2008

VIA USMAIL and FAX (416) 960-5333

Mr. John B. Friedrichsen
Senior Vice President and Chief Financial Officer
FirstService Corporation
1140 Bay Street, Suite 4000
Toronto, Ontario, Canada M5S 2B4

      Re: **FirstService Corporation**
               Form 40-F as of March 31, 2008
               Filed on May 23, 2008
               File No. 000-24762

Dear Mr. John B. Friedrichsen:

We have reviewed your response letter filed September 25, 2008 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 40-F FOR THE YEAR ENDED MARCH 31, 2008

Exhibit 2

Financial Statements and Notes

Note 4 – Dispositions, page 18

1.   We read your response to comment three. Please confirm that in future filings you will include disclosure stating your methodology for determining the initial measurement of fair value for your guarantees.

Note 18 – Commitment and Contingencies

Minority Shareholder Agreements, page 30

2.   We understand that you believe your minority shareholder agreements are not within the scope of SFAS 150. Please tell us what literature you are relying upon to account for these agreements and your consideration of SFAS 133 and EITF Topic D-98. Further, given the amount of potentially issuable shares if the put/call arrangements were exercised, please expand to disclose in future filings the amount of Subordinate Voting Shares that would be issued at the end of the period.

* * * *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Jaime John at (202) 551-3446 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters.

                                                Sincerely,

                                                Cicely LaMothe
                                                Branch Chief